EXHIBIT 99.2

ASSET MANAGEMENT

G Asset Management, LLC

546 Fifth Avenue – 14th Floor

New York, NY 10036

(646) 840-5417

April 5, 2011

Mr. Leonard Riggio

Chairman

Barnes & Noble, Inc.

P.O. Box 111

Lyndhurst, NJ 07071

Dear Mr. Riggio:

We are shareholders of Barnes & Noble, Inc. (“BKS” or “the Company”), and are expressing are belief that the company has material value, that is not recognized by the share price.

The current configuration of the Company presents a valuation blind spot for most investors. After conducting extensive research of the Company by our team, we believe that splitting the Company into three separate businesses would be beneficial to the stock price because it will help investors allocate capital to the Barnes & Noble segment that meets their needs. While we do not believe this idea is novel, we do think it is important to take action now before further investor pessimism erodes shareholder value.

The extensive empirical data on the outperformance of spin-offs is well documented. Equity investors are often structured to cover industries vertically, meaning different groups of investors would like to buy into the different opportunities the three segments represent. For example, a “pure play e-reader/technology story”, a secular growth story in the college bookstore division, or a capital cycle store in the retail books business, that may benefit from a decline in competition in the brick and mortar business, leading to increased market share and lower leasing rates on renewals.

We believe separating the Nook and e-reading business from the other business would only serve as a minor challenge. An equity carve out, where the parent still has majority control of the business can be used since management may benefit from staying interrelated. In this situation, the actual sales of the devices can be booked at the super store level, and the e-reading business and online business can be part of the e-reader pure play carved out business. Kobo considers itself a pure play e-reading business, but yet it can only be purchased by a public equity investor through purchasing Indigo Books and Music, another brick and mortar retailer from Canada. This is why the pure play would have substantial value to investors, we believe.

We respectfully acknowledge your expertise and that of the Board of Directors and management, so we desire to pursue this effort in collaboration. We recognize that other investors have approached the Company in the past and we aim to be constructive in a process that is in our mutual interest.

Our group would welcome the opportunity to discuss this and to share our more detailed analysis. We would appreciate you contacting us at your earliest convenience to arrange a meeting.

Regards,

Confidential

ASSET MANAGEMENT

/s/ Michael Glickstein

Michael Glickstein

President

G Asset Management,LLC

(646) 840-5417 (Office)

michael.glickstein@gassetmgmt.com